Exhibit 99.1

POLY-PACIFIC INTERNATIONAL INC.

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: PMB-V
OTCBB Trading Symbol: PLYPF
BERLIN Trading Symbol: AOLGDN
FRANKFURT Trading Symbol: POZ

POLY-PACIFIC INTERNATIONAL INC.
ANNOUNCES STOCK OPTION GRANTS

CALGARY, ALBERTA -- (July 23, 2007) – Poly-Pacific International Inc.(the “Company”)  announces today that, subject to regulatory approval, the Company intends to grant 2,500,000 stock options, in the aggregate, to directors, officers, employees and consultants of the Company.  The options will have an exercise price of $0.325, with vesting over an eighteen-month period and a five year term to expiry.

Poly-Pacific is a recycling company that manufactures and distributes MultiCutTM, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings. Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-Pacific by telephone at (604)293-8885 or by fax at (604)293-8234.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.